Phoenix PharmaLabs, Inc.
A Utah Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

Phoenix PharmaLabs, Inc.

TABLE OF CONTENTS

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



To the Stockholders of
Phoenix PharmaLabs, Inc.
Woods Cross, Utah

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Phoenix PharmaLabs, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix PharmaLabs, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Phoenix PharmaLabs, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits in several years and has sustained losses of $538,365 and $552,876 for the years ended December 31, 2020 and 2019, respectively, has an accumulated deficit of $9,006,948 as of December 31, 2020, and has a concentration of revenue derived from federal grants. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Phoenix PharmaLabs, Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Phoenix PharmaLabs, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Phoenix PharmaLabs, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 22, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PHOENIX PHARMALABS, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 488,260	$ 761,206
Total Current Assets	488,260	761,206
TOTAL ASSETS	$ 488,260	$ 761,206
LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 147,269	$ 103,695
Total Current Liabilities	147,269	103,695
Long-Term Liabilities:		
Related party loans payable	2,070,510	2,058,665
Total Long-Term Liabilities	2,070,510	2,058,665
Total Liabilities	2,217,779	2,162,360
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.0001, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2020 and 2019.	-	-
Common Stock, $0.0001 par, 55,000,000 shares authorized, 26,790,283 and 26,580,283 shares issued and outstanding as of December 31, 2020 and 2019, respectively	2,679	2,658
Additional paid-in capital	7,274,750	7,064,771
Accumulated deficit	(9,006,948)	(8,468,583)
Total Stockholders' Equity/(Deficit)	(1,729,519)	(1,401,154)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 488,260	$ 761,206

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	**2019**
Revenues:		
Grants and contracts	$ 1,297,657	$ 1,285,068
Total revenues	1,297,657	1,285,068
Operating Expenses:		
Research & development	1,348,616	1,016,700
Compensation paid by debt	270,000	400,761
General & administraive	193,406	300,469
Compensation paid by equity	-	84,715
Sales & marketing	24,000	35,299
Total Operating Expenses	1,836,022	1,837,944
Loss from operations	(538,365)	(552,876)
Provision for income taxes	-	-
Net Loss	$ (538,365)	$ (552,876)

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.
-4-

PHOENIX PHARMALABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2019	2,650,000	$ 265	22,493,128	$ 2,249	$ 5,955,706	$ (7,915,707)	$ (1,957,487)
Issuance of common stock	-	-	1,332,569	133	1,079,251	-	1,079,384
Offering costs	-	-	-	-	(54,890)	-	(54,890)
Preferred stock converted to common stock	(2,650,000)	(265)	2,650,000	265	-	-	-
Common stock issued for services	-	-	104,586	11	84,704	-	84,715
Net loss	-	-	-	-	-	(552,876)	(552,876)
Balance at December 31, 2019	-	-	26,580,283	2,658	7,064,771	(8,468,583)	(1,401,154)
Issuance of common stock	-	-	210,000	21	209,979	-	210,000
Net loss	-	-	-	-	-	(538,365)	(538,365)
Balance at December 31, 2020	-	$ -	26,790,283	$ 2,679	$ 7,274,750	$ (9,006,948)	$ (1,729,519)

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

PHOENIX PHARMALABS, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net loss	$ (538,365)	$ (552,876)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:		
Related party loans payable issued for services	270,000	400,761
Common stock issued for services	-	84,715
Changes in operating assets and liabilities:		
Increase/(decrease) in accounts payables and accrued expenses	43,574	73,313
Net Cash Provided By/(Used In) Operating Activities	(224,791)	5,913
Cash Flows From Financing Activities		
Payments on related party loans	(258,155)	(306,545)
Proceeds from issuance of common stock	210,000	1,079,384
Offering costs	-	(54,890)
Net Cash Provided By/(Used In) Financing Activities	(48,155)	717,949
Net Change In Cash	(272,946)	723,862
Cash at Beginning of Period	761,206	37,344
Cash at End of Period	$ 488,260	$ 761,206
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of preferred stock to common stock	$ -	$ 265
Related party loans payable issued for services	$ 270,000	$ 400,761
Common stock issued for services	$ -	$ 84,715

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX PHARMALABS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Phoenix PharmaLabs, Inc (the "Company"), is a corporation organized January 23, 2002 under the laws of Utah. The Company was formed to develop pharmaceutical drugs.

The Company is subject to risks common in companies in the biotechnology industry, including, but not limited to, development by the Company or its competitors of technological innovations, risks of failure of clinical trials, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations and ability to transition from pilot-scale manufacturing to large-scale production of products. Additionally, there is uncertainty to the continued effects of the global pandemic from COVID-19 and what impacts it may have on the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and 2019, the Company carried no receivables.

Property and Equipment & Intangible Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company capitalizes assets who have a useful life greater than 1 year and whose cost is greater than $1,000 for property and equipment and all costs are capitalized for patents. The Company periodically reviews these patent costs to ensure the related technology is being used in products with sufficient future cash flows to ensure the recovery of unamortized costs. The Company had no property and equipment nor intangibles as of December 31, 2020 and 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, prescribed by FASB ASC 605-28, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue for the years ended December 31, 2020 and 2019 were $1,288,769 and $1,285,068, respectively. The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

Research and Development Costs

Research and development costs are comprised of costs incurred in performing research and development activities. Research and development costs are expenses as incurred.

Advertising Costs

Costs of advertising are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards $2,119,231 of $1,594,731 as of December 31, 2020 and 2019, respectively. The Company pays federal and Utah income taxes at a combined effective rate of approximately 25% and has used this effective rate to derive net tax assets of $759,813 and $625,995 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and unpaid services accrued as related party debt. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2030, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. Tax periods for the year 2018-2020 remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in several years and has sustained net losses of $538,365 and $552,876 for the years ended December 31, 2020 and 2019, respectively, has an accumulated deficit of $9,006,948 as of December 31, 2020, and has a concentration of revenue derived from federal grants.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate grant revenues and raise capital as the Company has done in the past. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE – RELATED PARTY

The Company has entered into several loan agreements with related parties over the years, primarily related to services rendered. These agreements have no maturity date, bear no interest, and are considered payable on demand. The amounts due to the related parties as of December 31, 2020 and 2019 was $2,070,510 and $2,058,665, respectively. The total amount of expenses incurred for services rendered by related parties totaled $270,000 and $400,761 for the years ended December 31, 2020 and 2019, respectively.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company authorized 55,000,000 shares of common stock with $0.0001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of December 31, 2020 and 2019, 26,790,283 and 26,580,283 shares of common stock were issued and outstanding, respectively. As of December 31, 2020, and 2019, 0 shares of preferred stock were issued and outstanding, respectively.

The Company's board of directors may authorize one or mores series of preferred stock and establish powers, rights, and privileges to such. Common stock shall be subject to the powers, rights, and preferences assigned to future series of preferred stock.

Stock Issuances

In 2020, the Company raised $210,000 through the issuance of 210,000 shares of common stock.

In 2019, the Company issued 104,586 shares of common stock to management of the Company for services valued at $84,715 based on the Company's estimate of the fair value of the common stock issued.

In 2019, the Company raised $1,079,384 through the issuance of 1,332,569 shares of common stock pursuant to an offering under Regulation Crowdfunding. The Company also incurred $54,890 in offering costs for the year ended December 31, 2019, in connection with this offering.

During 2019, the two preferred shareholders converted 2,650,000 shares of preferred stock to 2,650,000 shares of common stock.

NOTE 6: LEASE OBLIGATIONS

The Company leases office space under a noncancelable operating lease. The Company signed a lease effective October 1, 2018 and expiring on September 30, 2021. Monthly lease obligations under the lease is $2,505 per month during the year ended December 31, 2020.

Future aggregate minimum rental payments as of December 31, 2020 are as follows:

2021	$	22,545
Total	$	22,545

Rent expense for the years ended December 31, 2020 and 2019 totaled $30,060 and $32,565, respectively.

NOTE 7: CONCENTRATIONS

The Company's revenue sources carry significant concentrations. For the years ended December 31, 2020 and 2019, there was a granting agency that represented over 10% of total revenue and represented a concentration of risk which was approximately 96% and 91% of total revenues, respectively. Should the Company lose this funding source it would significantly impair the Company's ability to continue as a going concern.

NOTE 8: LICENSE AGREEMENT

On July 21, 2020, the Company entered into a license agreement with The University of Bath (the "University"), in which the University grants to the Company a license to research, develop, manufacture, make and sell products.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company has received grants for specific purposes that are subject to review and audit by grantor agencies. Such audits may result in grantor agencies requiring a reimbursement from the

Company for expenditures disallowed by the grant terms. Management does not expect any such disallowances to be material.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through February 22, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.